

May 17, 2011

Nelson José Jamel
Chief Financial and Investor Relations Officer
American Beverage Company
Rua Dr. Renato Paes de Barros, 1017, 4º andar
04530-001 São Paulo, SP, Brazil

    **Re:**        **American Beverage Company**
                **Form 20-F**
                **Filed April 13, 2011**
                **File No. 001-15194**

Dear Mr. Jamel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

General

1. We note that you have presented non-GAAP performance measures such as Normalized EBIT and Normalized EBITDA in your segment disclosures. Please tell us how your presentation complies with the requirements of Item 10(e) of Regulation S-K. If you believe these measures are required or expressly permitted by IFRS, please provide a detailed explanation supporting your position.

Item 15 – Controls and Procedures

Disclosure Controls and Procedures, page 133

2. In your response dated June 21, 2010 to prior comment two of our letter dated May 28, 2010, you stated that "in future Exchange Act filings disclosure will be added to clarify that the

Company's "disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives," followed by the conclusions of [your] CEO and CFO."  We note that this disclosure was not added herein.  Given your current disclosure states that "…the Company's disclosure controls and procedures are designed to provide reasonable assurance…" please revise to state clearly, if true, that your principal executive officer and principal financial officer <u>concluded</u> that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternate, you may remove the reference to the level of assurance of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or me at (202) 551-3390 if you have questions.

Sincerely,

/s/ Brian K. Bhandari

Brian Bhandari
Accounting Branch Chief